UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

Dated September 26, 2018

Commission File Number 001-38018

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Integrated Media Technology Limited

(Exact Name as Specified in its Charter)

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N/A

(Translation of Registrant’s Name)

Level 7, 420 King William Street

Adelaide SA 5000

(Address of principal executive office)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                 No  ☒

If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: September 26, 2018

Integrated Media Technology Limited

By:	/s/ Dr. Herbert Ying Chiu Lee
Name:	Dr. Herbert Ying Chiu Lee
Title:	Executive Chairman and Chief Executive Officer

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Interim Report - For the Six Months Ended June 30, 2018

Safe Harbor Statement and Legal Disclaimer

This Form 6-K contains certain statements that describe our management's beliefs concerning future business conditions and prospects, growth opportunities and the outlook for our business, including our business after the proposed acquisition, and the 3D autostereoscopic or ASD industry based upon information currently available. Such statements are "forward-looking" statements within the meaning of the Private Securities Litigation Reform Act of 1995. Wherever possible, we have identified these forward-looking statements by words such as "anticipates," "believes," "intends," "estimates," "expects," "projects" and similar phrases. These forward-looking statements are based upon assumptions our management believes are reasonable. Such forward-looking statements are subject to risks and uncertainties which could cause our actual results, performance and achievements to differ materially from those expressed in, or implied by, these statements, including, among other things, the risks and uncertainties disclosed in our annual report on Form 20-F filed with the Securities and Exchange Commission from time to time.

Because our forward-looking statements are based on estimates and assumptions that are subject to significant business, economic and competitive uncertainties, many of which are beyond our control or are subject to change, actual results could be materially different and any or all of our forward-looking statements may turn out to be wrong. They speak only as of the date made and can be affected by assumptions we might make or by known or unknown risks and uncertainties. Many factors mentioned in this Form 6-K and in our annual reports will be important in determining future results. Consequently, we cannot assure you that our expectations or forecasts expressed in such forward-looking statements will be achieved. Actual future results may vary materially. Except as required by law, we undertake no obligation to publicly update any of our forward-looking or other statements, whether as a result of new information, future events, or otherwise.

Nasdaq/Media Release (NASDAQ: IMTE)

September 26, 2018

Half Year Report - For the Six Months Ended June 30, 2018

Integrated Media Technology Limited (NASDAQ: IMTE) ("IMTE" or the "Company") is pleased to announce the release of its Interim Report for the six months ended June 30, 2018.

Highlights of Financial Results

Presented In Australian dollars (AUD)

Key Information	For the Six Months Ended
	June 30, 2018 AUD	June 30, 2017 AUD	% of Decrease
Revenue from operating activities	1,201,968	4,287,458	(72%)
EBITDA	(1,154,225)	2,534,107	(146%)
(Loss) / Profit from ordinary activities after tax attributable to members	(2,470,382)	1,300,789	(290%)
Total comprehensive (loss) / income attributable to members	(1,864,876)	569,252	(428%)
Basic and diluted (loss) / earnings per share (post reverse split)	(93 cents)	49 cents	(290%)
Interim dividend	N/A	N/A	N/A

The revenue from operating activities decreased by 72% from AUD 4,287,458 for the six months ended June 30, 2017 to AUD 1,201,968 for the six months ended June 30, 2018, primarily from the decrease in sale of 3D autostereoscopic products and conversion equipment, software and technology solutions, which has decreased by approximately 61% and 99% respectively.

During the six months ended June 30, 2018, IMTE has recorded loss of AUD 2,470,382 (2017: Profit of AUD 1,300,789). The decrease was mainly due to the decrease in revenue from operating activities and increase in corporate expenses for setting up a new business stream. In addition, included in the profit for the six months ended 30 June 2017 was an amount of AUD 1,572,974 being the fair value decrease in contingent consideration liability in relation to the acquisition of Marvel Digital Limited.

Please refer to Exhibit 99.1 for full text of our Interim Report for the six months ended 30 June 2018.

About Integrated Media Technology Limited ("IMTE")

IMTE is engaged in the investment, development, and commercialization of visual technology with a focus on glasses-free 3D (also known as autostereoscopic 3D) display technology. Through its subsidiary, Marvel Digital Limited, IMTE designs and sells glasses-free 3D products for the industrial market. These products include glasses-free 3D digital signage and video wall, 3D conversion equipment, and software for the film/video production industry. For the consumer market, IMTE through its subsidiary, GOXD Technology Ltd., offers glasses-free 3D digital photo frame on a cloud-base platform connecting users anytime anywhere worldwide. IMTE is headquartered in Hong Kong with regional offices in Australia and China. IMTE is traded on the Nasdaq under the symbol "IMTE". For more information, please visit www.imtechltd.com.

U.S Investor Relations Contact:

PCG Advisory Group

Adam Holdsworth, Managing Director

Email: adamh@pcgadvisory.com

Phone: +1 646-862-4607

Level 7, 420 King William Street, Adelaide SA 5000, Australia
T: +61 8 7324 6018 F: +61 8 8312 0248 www.imtechltd.com A.B.N. 98 132 653 948